SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period March 10, 2004 to March 23, 2004

Pengrowth Energy Trust

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada

(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                      ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
NEWS RELEASE: PENGROWTH ENERGY TRUST ANNOUNCES CLOSING OF TRUST UNIT EQUITY FINANCING
NEWS RELEASE: PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR APRIL 15, 2004

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing closing of trust unit equity financing.

2.	Press Release announcing cash distribution for April 15, 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

March 23, 2004	By:	/s/ Gordon M. Anderson Name: Gordon M. Anderson Title: Vice President

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSE/PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CLOSING OF TRUST UNIT EQUITY FINANCING

(Calgary, March 23, 2004) /CNW/ – Pengrowth Corporation (“Pengrowth”) administrator of Pengrowth Energy Trust announced today the closing of the issue of 10,900,000 trust units, including 2,700,000 trust units issued upon the exercise of the underwriters’ option, at a price of CDN$18.40 per trust unit for aggregate gross proceeds of CDN$200,560,000.

The offering was underwritten by a syndicate of underwriters led by RBC Dominion Securities Inc. and included BMO Nesbitt Burns Inc., CIBC World Markets Inc, National Bank Financial Inc., Scotia Capital Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, Dundee Securities Corporation, Raymond James Ltd. and Peters & Co. Limited.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX/PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR APRIL 15, 2004

(Calgary, March 23, 2004) /CNW/ – Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust announced today the cash distribution payable April 15, 2004 will be Cdn $0.21 per trust unit. The distribution is net of amounts withheld to finance capital expenditures and is also payable to unitholders who participated in the offering of 10.9 million trust units which closed today. The ex-distribution date is March 30, 2004 and the record date is April 1, 2004.

The April 15, 2004 distribution of Cdn $0.21 per trust unit is equivalent to approximately U.S. $0.16 per trust unit using a U.S./Canadian dollar exchange ratio of 1.3326. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date net of applicable Canadian withholding taxes.

This distribution relates to the production month of February, 2004. Cash distributions paid over the past 12 months now total Cdn $2.60 per trust unit or approximately U.S. $1.93 per trust unit.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191